UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Share Sale Agreement in Respect of Carnegie Hill Limited

On March 7, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, Irace Technology Limited, a British Virgin Islands company (“Irace Technology”), as the purchaser, entered into a share sale agreement (the “Share Sale Agreement”), with the four current shareholders of Carnegie Hill Limited (collectively, the “Carnegie Hill Shareholders”), as the sellers, with respect to Carnegie Hill Limited, a company incorporated in Seychelles (“Carnegie Hill”).

Pursuant to the Share Sale Agreement, Irace Technology agreed to acquire 100,000 shares of Carnegie Hill (the “Sale Shares”), representing 100% of the issued and paid-up share capital in Carnegie Hill, from the Carnegie Hill Shareholders. In consideration for the sale of Sale Shares, the Company agreed to issue to the Carnegie Hill Shareholders, an aggregate of 18,000,000 ordinary shares (per share price of US$0.30) of the Company with an aggregate value of US$5,400,000 (the “Consideration Shares”). The Consideration Shares will be issued to the Carnegie Hill Shareholders on a closing date as may be agreed upon among the Company, Irace Technology, and the Carnegie Hill Shareholders, subject to the satisfaction by the Carnegie Hill Shareholders of their obligations under the Share Sale Agreement.

The foregoing description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Sale Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Share Sale Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on March 7, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Share Sale Agreement between the Company, Irace Technology Limited, and the Carnegie Hill Shareholders dated March 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: March 7, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer